NEWS RELEASE
                                    Contact:  Dan Luebben, CFO
                                              800-776-6939 Ext. 1504
                                              mailto:del@auto-graphics.com


          Auto-Graphics, Inc. Announces First Quarter Earnings


Pomona, CA: Auto-Graphics, Inc. (OTC Bulletin Board: AUGR) reported that operating income declined to $66,000 for the first quarter ended March 31, 2004 from $125,000 in 2003, due to a 21% decline in net sales. This represents the ninth consecutive quarter that the Company has delivered a positive operating income.

Net sales decreased $317,000 to $1,201,000 in 2004 from $1,518,000 in 2003 due primarily to lower revenues in the state of Texas as funding was shifted by the legislature from the state to individual libraries and delays in new contract authorizations. The Company believes that the transition of the Texas customers will be completed in 2004. In early 2003, the Company significantly increased spending on sales and marketing staff and promotional expenses in an effort to improve the sales trend, and promote the Agent(tm) product line to both existing consortia customers and expanding sales to individual libraries.

Net income was $39,000 in the first Quarter, 2004 down from a net income of $101,000 in 2003 due to the above decline in net sales. Basic and diluted earnings per share was $0.01 in 2004 compared to basic and diluted earnings per share of $0.02 in 2003.

Auto-Graphics provides applications software and Web hosting services to clients who create, manage, publish and access information using the Internet. Visit www.auto-graphics.com for additional information.

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